Exhibit 99.1

LGHL ANNOUNCES THAT ITS WHOLLY-OWNED SUBSIDIARY HAS BEEN GRANTED EXCLUSIVITY TO FURTHER NEGOTIATIONS AND THE ENTERING INTO OF A FORMAL AGREEMENT IN RESPECT OF THE PROPOSED RESTRUCTURING OF SKYFAME REALTY (HOLDINGS) LIMITED (IN LIQUIDATION)

SINGAPORE, April 14, 2026 /PRNewswire/ — Lion Group Holding Ltd. (the “Company” or “LGHL”) is pleased to announce that its wholly-owned subsidiary, Lion Wealth Management Limited (“Lion Wealth”), has entered into an exclusivity agreement dated April 10, 2026 with Skyfame Realty (Holdings) Limited (In Liquidation) (“Skyfame”, stock code: 00059.HK) and its joint provisional liquidators.

Under the Exclusivity Agreement, Lion Wealth has been granted the exclusivity to further negotiations and the entering into of a formal agreement with Skyfame in respect of the proposed restructuring and resumption of trading on the Main Board of The Stock Exchange of Hong Kong Limited (“HKEX”). The Exclusivity Agreement does not constitute any binding obligation or commitment on the parties to enter into any transaction or be bound by any terms and conditions in relation to the proposed restructuring. This exclusivity positions Lion Wealth as the sole party with the right to negotiate and advance the restructuring proposal during a six-month period, enabling focused and efficient execution to help Skyfame address its current challenges.

Key Highlights

●	Lion Wealth submitted a restructuring proposal to Skyfame and the joint provisional liquidators on April 7, 2026.

●	Lion Wealth has been granted exclusivity to further negotiations and the entering into of a formal agreement with Skyfame in respect of the proposed restructuring and resumption of trading.

●	Lion Wealth has engaged and is fully supported by a professional team, comprising financial advisers, independent financial advisers, Hong Kong and Bermuda legal counsel, valuers, auditors and other specialists. This professional team is working closely with the joint provisional liquidators to prepare and advance the resumption application to HKEX.

This arrangement highlights Lion Group’s commitment to providing structured rescue solutions to distressed listed companies, combining financial support with professional expertise to help maximize value for Skyfame’s stakeholders and facilitate a successful resumption of trading.

Further announcements will be made by Lion Group as and when there are material developments regarding the restructuring and resumption process.

About Lion Group Holding Limited:

Lion Group Holding Ltd. (Nasdaq: LGHL) operates an all-in-one, state-of-the-art trading platform that offers a wide spectrum of products and services, including (i) total return swap (TRS) trading, (ii) contract-for-difference (CFD) trading, and (iii) Over-the-counter (OTC) stock options trading. Additional information may be found at http://ir.liongrouphl.com.

Forward-Looking Statements:

This press release contains, “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Lion’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, but are not limited to, statements about: Lion’s participation in the restructuring of Skyfame and the potential return/loss from the restructuring; Lion’s goals and strategies; our ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; Lion’s future business development, financial condition and results of operations; expected changes in Lion’s revenues, costs or expenditures; competition in the industry; relevant government policies and regulations relating to our industry; general economic and business conditions globally; proposed crypto asset management operations; and assumptions underlying or related to any of the foregoing. Lion cautions that the foregoing list of factors is not exclusive. Lion cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Lion does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law. Additional information concerning these and other factors that may impact our expectations and projections can be found in Lion’s periodic filings with the SEC, including Lion’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024. Lion’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Contacts

Lion Group Holding Ltd.

Tel: +65 8877 3871

Email: ir@liongrouphl.com